Exhibit 99.1

Equity incentives are subject to the JPMorgan Chase Bonus Recoupment Policy which applies in the event of a material restatement of the Firm's financials.

In addition, all equity awards (restricted stock units and/or stock appreciation rights) granted in 2013 contain recapture provisions that enable the Firm to cancel an unvested or unexercisable award and/or recover the value of certain stock distributed under the award in specified circumstances.

In addition to recapture provisions, portions of RSUs awarded to Operating Committee members are also subject to certain additional provisions under which awards may be cancelled, any determination with respect to which is subject to ratification by the Compensation and Management Development Committee of the Board of Directors (Committee). In the case of an award to the CEO, all such determinations shall be made by the Committee.